Nov 23, 2010 08:02 ET

Clifton Star Resources Announces the Closing of its Previously Announced Private Placement

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Nov. 23, 2010) - Clifton Star Resources Inc. ("Clifton Star" or "the Company") (TSX VENTURE:CFO)(FRANKFURT:C3T) is pleased to announce that, subject to the TSX Venture Exchange approval, it has closed  a non-brokered flow-through private placement of 182,000 flow-through shares at a price of $5.50 per share for proceeds of $1,001,000. No finder's fees or commissions are to be paid in conjunction with the placement.

The proceeds of the placement will be used to explore mineral properties located in the province of Quebec. The common shares issued under this private placement are subject to a hold period of four (4) months ending on March 24, 2010.

Harry Miller, President and CEO

This news release may contain forward-looking statements which address future events and conditions and therefore involve inherent risk and uncertainties. Actual results may differ materially from these currently anticipated in such statements.

For more information, please contact

Clifton Star Resources Inc.
Harry Miller
President and CEO
425.453.0355
hmiller@cliftonstarresources.com
www.cliftonstarresources.com